K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

October 22, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re: Salient MF Trust (the “Trust”) — File No. 333-199155

Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on October 16, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Pre-effective Amendment No. 1 under the Securities Act of 1933, as amended (the “Securities Act”), to the Trust’s Registration Statement on Form N-14, filed with the SEC on October 6, 2014, accession no. 0001193125-14-363699 (the “Registration Statement”). The Registration Statement relates to the registration of Class F shares of Salient Broadmark Tactical Plus Fund, a newly established series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Broadmark Tactical Plus Fund, a series of Broadmark Funds (the “Acquired Fund”) (the “Reorganization”). The Registration Statement comprises the Notice of Special Meeting of Shareholders, Combined Proxy Statement/Prospectus, Statement of Additional Information, Form of Proxy Card, and relevant exhibits, with respect to the Reorganization.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

I.	SEC Disclosure Staff Comment on the Form of Tax Opinion

Comment 1 — Please revise the form of tax opinion to state that the law firm providing the opinion consents to the following: (a) discussion of the opinion in the Combined Proxy Statement/Prospectus; (b) the reproduction of the opinion as an exhibit to the Registration Statement; and (c) the naming of the firm in the Combined Proxy Statement/Prospectus. Please see Sec. IV, Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Division of Corporation Finance, October 14, 2011 (“Staff Legal Bulletin 19”).

Response to Comment 1 — The Trust has made the requested change.

II.	SEC Disclosure Staff Comments on the Combined Proxy Statement/Prospectus

Comment 2 — In the letter to shareholders of the Acquired Fund, under the heading “The Reorganization Offers You Potential Advantages,” please disclose that the total operating expenses of the Acquiring Fund’s Class F shares after waivers and reimbursements would amount to 1.63% if acquired fund fees and expenses were included.

Response to Comment 2 — The Trust has made the requested change.

Comment 3 — On the cover page of the Combined Proxy Statement/Prospectus, please disclose each Fund’s telephone number, in accordance with Item 1(b)(1) and (3) of Form N-14.

Response to Comment 3 — The Trust has made the requested change.

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Comment 4 — Under “Rationale for the Reorganization,” please disclose that the Acquiring Fund’s Class F contractual expense limitation will remain in effect for at least three years after the Reorganization.

Response to Comment 4 — The Trust has made the requested change.

Comment 5 — Noting that the Acquiring Fund’s prospectus will be incorporated by reference, please confirm that this prospectus will have become effective prior to the effective date of the Registration Statement.

Response to Comment 5 — The Trust so confirms.

Comment 6 — In accordance with Rule 411(a) under the Securities Act, please revise “Where to Get More Information” to clarify that the shareholder reports of the Acquired Fund are not incorporated by reference into the Combined Proxy Statement/Prospectus.

Response to Comment 6 — The Trust believes that the incorporation by reference of the shareholder reports of the Acquired Fund into the Combined Proxy Statement/Prospectus is consistent with General Instruction G of Form N-14, which states that:

If any party to a transaction registered on Form N-14 is registered under the 1940 Act and has a current prospectus which meets the requirements of Section 10(a)(3) of the 1933 Act or is current in its reports filed pursuant to Section 30(d) of the 1940 Act, the registrant may, if it so elects, incorporate by reference the prospectus, the corresponding Statement of Additional Information, or reports, or any information in the prospectus, the corresponding Statement of Additional Information, or reports, which satisfies the disclosure required by Items 5, 6, and 11 through 14 of this form.

Because the shareholder reports of the Acquired Fund contain information responsive to Items 5 and 6 of Form N-14, the Trust believes that incorporating these documents by reference is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 7 — In accordance with Item 10(a)(2) of Form N-1A (as required by Items 5 and 6 of Form N-14), please disclose that the Acquired Fund’s Statement of Additional Information provides information about the Acquired Fund portfolio manager’s compensation, other accounts that he manages, and his ownership of the Acquired Fund’s shares.

Response to Comment 7 — The Trust has made the requested change.

Comment 8 — In accordance with Item 5(b) of Form N-1A (as required by Items 5 and 6 of Form N-14), please disclose that the portfolio manager is primarily responsible for the day-to-day management of each Fund’s portfolio.

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — In accordance with Item 9(a) of Form N-1A (as required by Items 5 and 6 of Form N-14), please disclose, if applicable, that each Fund’s investment objective may be changed without shareholder approval.

Response to Comment 9 — The Trust has made the requested change.

Comment 10 — In the comparison of the Funds’ principal investment strategies, please clarify that references to “the Fund” in this section refer to each Fund.

Response to Comment 10 — The Trust has made the requested change.

Comment 11 — Please confirm that there are no differences between the Funds’ principal investment strategies.

Response to Comment 11 — The Trust so confirms.

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Comment 12 — Because each Fund may engage in short sales, confirm whether any interest or dividend expense attributable to short sales is reflected in the Fund’s fee table.

Response to Comment 12 — The Trust so confirms.

Comment 13 — In “Comparison of Buying, Selling and Exchanging Shares,” please disclose the minimum subsequent investment requirement, if any, for Class F shares.

Response to Comment 13 — The Trust has made the requested change.

Comment 14 — In accordance with Item 11(c)(4) of Form N-1A (as required by Items 5 and 6 of Form N-14), please disclose in “Comparison of Buying, Selling and Exchanging Shares” that financial intermediaries may charge fees for facilitating the purchase of the Acquired Fund’s shares.

Response to Comment 14 — The Trust has made the requested change.

Comment 15 — In accordance with Item 11(a)(3) of Form N-1A (as required by Items 5 and 6 of Form N-14), please describe in “Comparison of Buying, Selling and Exchanging Shares” the holidays when the Funds’ shares will not be priced.

Response to Comment 15 — The Trust has made the requested change.

Comment 16 — In accordance with Item 11(d) of Form N-1A (as required by Items 5 and 6 of Form N-14), please disclose each Fund’s policy with respect to dividends and distributions.

Response to Comment 16 — The Trust has made the requested change.

Comment 17 — In “Comparison of Expenses,” please disclose that the net annual operating expenses of the Acquiring Fund’s Class F shares and the Acquired Fund’s Institutional Class shares after waivers and reimbursements would amount to 1.63% in each case if acquired fund fees and expenses were included.

Response to Comment 17 — The Trust has made the requested change.

Comment 18 — Regarding footnote 3 to the fee table, please confirm that the list of expenses excluded from the Acquiring Fund’s Class F expense limitation arrangement is complete. In addition, please disclose that only the Acquiring Fund’s board can terminate the arrangement prior to the stated expiration date.

Response to Comment 18 — The Trust confirms that the list of expenses excluded from the Acquiring Fund’s Class F expense limitation arrangement is complete. In addition, the Trust has made the requested change.

Comment 19 — In “Comparison of Expenses,” please disclose that each Fund’s investment adviser may recoup previously waived or reimbursed expenses for three years following the waivers or reimbursements.

Response to Comment 19 —The Trust has made the requested change.

Comment 20 — In footnote 3 to the fee table, it is stated that “Salient is permitted to recover expenses attributable to the Acquiring Fund or a class thereof that Salient has borne (whether through reduction of its management fee or otherwise).” Please explain the meaning of the phrase “or otherwise.”

Response to Comment 20 — As a supplemental response, as stated in footnote 3, under the Acquiring Fund Class F expense limitation agreement, Salient agrees to reduce its management fee or reimburse operating expenses as necessary to limit the Fund’s Class F expenses as detailed. The phrase “or otherwise” refers to the reimbursement of the Fund’s Class F operating expenses.

Page 4 October 22, 2014

Comment 21 — Footnote 2 to the fee table describes Broadmark’s ability to recoup previously waived or reimbursed expenses. Please explain whether Broadmark will have the ability to recoup such expenses after the Reorganization.

Response to Comment 21 — As a supplemental response, because the Acquired Fund will terminate after the Reorganization, Broadmark will not have the ability to recoup such expenses after the Reorganization. Please also see the Trust’s response to a similar request from the SEC accounting staff in comment no. 33 below.

Comment 22 — Please confirm that the information under “Examples” reflects the contractual expense limitation arrangements described in footnotes 3 and 4 to the fee table only for the time periods described in those footnotes.

Response to Comment 22 — The Trust so confirms.

Comment 23 — In “Comparison of Advisory and Distribution Arrangements — Expense Limitation Arrangements,” please include all of the categories of expenses that are excluded from such arrangements.

Response to Comment 23 — The Trust has made the requested change.

Comment 24 — In accordance with Item 7 of Form N-1A (as required by Items 5 and 6 of Form N-14), please provide the tax information required by such Item 7.

Response to Comment 24 — The Trust has made the requested change.

Comment 25 — In accordance with Item 8 of Form N-1A (as required by Items 5 and 6 of Form N-14), please provide the information regarding payments to intermediaries required by such Item 8.

Response to Comment 24 — The Trust has made the requested change.

Comment 26 — In accordance with Item 10(a)(1)(iii) of Form N-1A (as required by Items 5 and 6 of Form N-14), please disclose information regarding the availability of a discussion of the basis of each Fund’s board’s approval of the respective investment advisory agreement.

Response to Comment 26 — The Trust has made the requested change.

Comment 27 — In accordance with Item 11(e) of Form N-1A (as required by Items 5 and 6 of Form N-14), please disclose information regarding the risks of frequent purchases and redemptions of each Fund’s shares, including policies and procedures that each Fund’s board has adopted to mitigate those risks.

Response to Comment 27 — The Trust has made the requested change.

Comment 28 — In accordance with Item 12(b)(2) of Form N-1A (as required by Items 5 and 6 of Form N-14), please disclose information regarding the effect over time of the imposition of Rule 12b-1 fees.

Response to Comment 28 — The Trust has made the requested change.

Comment 29 — In accordance with Instruction 1(b) to Item 4(b)(2) of Form N-1A (as required by Items 5 and 6 of Form N-14), please revise the second paragraph under “Acquired Fund Past Performance” in light of the fact that the Acquired Fund has only one full calendar year of performance history.

Response to Comment 29 — The Trust has made the requested change.

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Comment 30 — Please review the disclosure in “Experts” to reflect that the shareholder reports of the Acquired Fund are not incorporated by reference, consistent with the staff’s view in comment no. 6 above.

Response to Comment 30 — For the reasons stated in the Trust’s response to comment no. 6 above, the Trust respectfully declines to make any changes in response to this comment.

III.	SEC Disclosure Staff Comments on Part C

Comment 31 — In accordance with Section III.D.2 of Staff Legal Bulletin 19, please include in a pre-effective amendment to the Registration Statement an undertaking to file an executed copy of the tax opinion.

Response to Comment 31 — The Trust will include such undertaking in a pre-effective amendment.

IV.	SEC Accounting Staff Comments on the Combined Proxy Statement/Prospectus and Statement of Additional Information (“SAI”)

Comment 32 — Please explain why there are differences between the Acquiring Fund’s Class F and pro forma fee table in the Combined Proxy Statement/Prospectus and the Class F fee table in the prospectus filed on Form N-1A that was filed with the SEC on August 8, 2014.

Response to Comment 32 — Revisions to the fee table occurred following the prospectus that was filed on Form N-1A in August 2014 and the filing of the Registration Statement. The Trust will revise the Class F fee table in the definitive filing of the Acquiring Fund’s prospectus on Form N-1A to match the Class F and pro forma fee table in the definitive filing of the Combined Proxy Statement/Prospectus.

Comment 33 — Please confirm that, as a result of the Reorganization, the Acquired Fund’s investment adviser will forfeit previously waived or reimbursed expenses it otherwise would have been able to recoup under its expense limitation agreement.

Response to Comment 33 — The Trust so confirms. As stated in the Trust’s response to a similar request in comment no. 21 above, because the Acquired Fund will terminate after the Reorganization, Broadmark will not have the ability to recoup such expenses after the Reorganization.

Comment 34 — In “Expenses of the Reorganization,” please disclose the estimated expenses of the Reorganization that the Funds’ investment advisers will bear.

Response to Comment 34 — Because the Fund will not bear these expenses, the Trust does not believe that the requested information is material. Moreover, we are not aware of any requirement under Form N-14 that requires this disclosure. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 35 — Please revise the information in “Capitalization” as of May 31, 2014.

Response to Comment 35 — The Trust has made the requested change.

Comment 36 — In the SAI, under “Pro Forma Financial Information,” please disclose that the Acquired Fund is the accounting survivor in the Reorganization.

Response to Comment 36 — The Trust has made the requested change.

Comment 37 — In the SAI, under “Pro Forma Financial Information,” please disclose that each Fund’s investment adviser may recoup previously waived or reimbursed expenses for three years following the waivers or reimbursements.

Response to Comment 37 — The Trust has made the requested change.

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The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Acquiring Fund, intends to file a pre-effective amendment to the Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or George J. Zornada at (617) 261-3231.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	George J. Zornada

Jeremy Radcliffe

Jonathan W. DePriest